UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Submission of Matters to a Vote of Security Holders.

ATA Creativity Global (the “Company”) held an virtual-only extraordinary general meeting of shareholders (the “Meeting”) on June 5, 2026 at 2:00 P.M. Beijing Time. Shareholders of the Company voted by proxy or at the meeting.

Holders of 82,170,090 out of a total of 87,001,860 common shares, par value US$0.01 each (the “Common Shares”) issued and outstanding, approximately 53,135,992 of which were represented by American Depositary Shares (“ADSs”, with each ADS representing two common shares), voted at the EGM in person or by proxy, accounting for 94.4% of total outstanding shares voted. As a result, more than two shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares were presented in person or by proxy, and a quorum was therefore present for the transaction of business at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To approve, as an ordinary resolution, the sale of Company’s direct and indirect subsidiaries, consisting of (i) ATA Testing Authority (Holdings) Limited (“ATA BVI”), together with all of its subsidiaries and variable interest entity, and (ii) a 69.0417% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. “Huanqiuyimeng”) together with all of its subsidiaries, held by ACG International Group Limited (“ACGIGL”), a wholly owned subsidiary of the Company, pursuant to a share purchase agreement dated May 6, 2026, by and among the Company, ACGIGL (together with the Company, the “Sellers”), ATA BVI, and Huanqiuyimeng (together with ATA BVI, the “Targets”), and Robox Holding Limited, a British Virgin Islands company with limited liability (the “Buyer”), (the “Disposition Agreement”, and the transaction contemplated therein, the “Disposition”), where the Sellers will sell all of their equity interests in the Targets to the Buyer in exchange for nominal cash consideration of RMB1 (the “Consideration”) (the “Disposition Proposal”)

For	Against	Abstain
82,026,658	139,280	4,152

Accordingly, the Disposition Proposal has been approved.

2.	To approve, as an ordinary resolution, the consummation of a private placement transaction between the Company and a certain investor, as contemplated by a certain subscription agreement (the “Subscription Agreement”, the transaction contemplated therein, the “PIPE”) dated May 6, 2026, pursuant to which the Company will issue and sell an aggregate of 45,306,792 common shares of the Company, par value US$0.01 per share, at the per share price of US$0.46667 per share, for aggregate gross proceeds to the Company of US$21,145,961(the “PIPE Proposal”).

For	Against	Abstain
81,870,642	295,268	4,180

Accordingly, the PIPE Proposal has been approved.

3.

(A) to approve, as an ordinary resolution, the re-election of Haoyu Wang to serve as class C director of the Company; and

(B) to approve, as an ordinary resolution, the re-election of Zhiping Feng to serve as class C director of the Company ((A) and (B) together the “Re-Election of Directors” or the “Re-Election of Directors Proposal”)

For		Against	Abstain
3(A)	82,146,244	23,602	244
3(B)	82,146,244	23,602	244

Accordingly, the Re-Election of Directors Proposal has been approved.

4.	To ratify, as an ordinary resolution, the adoption of the Company’s third amended and restated 2008 Employee Share Incentive Plan, as approved by the Board of Directors on April 8, 2026 (the “Incentive Plan” or the “Incentive Plan Proposal”)

For	Against	Abstain
82,007,794	146,122	16,174

Accordingly, the Incentive Plan Proposal has been approved.

On June 5, 2026, the Company issued a press release announcing the results of this Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated June 5, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: June 5, 2026

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